Exhibit 99.1

iHuman Inc. Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

BEIJING, China, Mar. 31, 2026 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•	Revenues were RMB190.7 million (US$27.3 million), compared with RMB232.7 million in the same period last year.
•	Gross profit was RMB127.5 million (US$18.2 million), compared with RMB156.4 million in the same period last year.
•	Operating income was RMB9.0 million (US$1.3 million), compared with RMB14.9 million in the same period last year.
•	Net income was RMB15.4 million (US$2.2 million), compared with RMB26.5 million in the same period last year.
•	Average total MAUs[1] for the fourth quarter were 23.57 million, compared with 25.78 million in the same period last year.

Fiscal Year 2025 Highlights

•	Revenues were RMB807.0 million (US$115.4 million), compared with RMB922.2 million in fiscal year 2024.
•	Gross profit was RMB547.6 million (US$78.3 million), compared with RMB640.2 million in fiscal year 2024.
•	Operating income was RMB66.8 million (US$9.5 million), compared with RMB71.9 million in fiscal year 2024.
•	Net income was RMB95.4 million (US$13.6 million), compared with RMB98.6 million in fiscal year 2024.
•	Average total MAUs were 24.98 million, compared with 26.47 million in fiscal year 2024.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “During the fourth quarter, we effectively executed our key strategic initiatives, maintaining operational resilience amid a complex environment. As shifting demographic trends reshape the childhood education landscape, we have proactively evolved our product portfolio to ensure long-term sustainability.

A cornerstone of this evolution is our strategic expansion into broader user segments. In the fourth quarter, we launched FreeTalk, an AI-native oral English application designed for a broad spectrum of learners seeking to improve their spoken English across general, academic, and professional contexts. By providing on-demand access to highly realistic AI-powered digital tutors, FreeTalk effectively lowers the barriers to mastering spoken English while creating a flexible, judgment-free environment that helps mitigate speaking anxiety. At the same time, the app allows users to progress through structured learning materials at their own pace and tailor learning content to their individual needs, significantly improving learning efficiency. Powered by advanced speech recognition and generative AI, the platform helps strengthen overall English communication skills by delivering immersive, guided dialogue with real-time adaptive feedback, helping learners refine their pronunciation, fluency, grammar, and vocabulary across a wide range of real-world scenarios. The launch of FreeTalk marks a significant milestone in our strategic expansion beyond childhood education, broadening our total addressable market, extending the user lifecycle, and diversifying our long-term growth opportunities.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Alongside these initiatives, we continued to drive product innovation across our core offerings. Within iHuman Chinese, we introduced a new interactive “Animal Park” module designed around an innovative learning cycle that combines knowledge discovery with built-in review. Children can unlock different animals as they master new Chinese characters, while reinforcement is seamlessly embedded into frequent, engaging interactions such as feeding and cleaning. By integrating literacy learning with edutainment-driven progression, the module adds elements of joy and motivation that enhance engagement and reinforce learning outcomes. We also expanded our smart device portfolio with iHuman AI Bilingual Early Learning Tablet. This device offers families a secure, one-stop learning solution that integrates our comprehensive content ecosystem of stories, animations, songs, and interactive activities. In addition, the tablet features certified eye-protection capabilities and a child-friendly form factor, promoting healthy usage habits while fostering a genuine love of learning.

Our Kunpeng Animation Studio continued to make steady progress in advancing our original animation content and IP. Building on the success of the first Cosmicrew movie, we recently launched the franchise’s second installment Ice Planet, further strengthening its presence among young audiences. To complement the movie’s theatrical screenings, we organized a series of offline fan engagement activities, creating opportunities for children to interact directly with the characters. These in-person experiences extended engagement beyond the screen, deepening audience connection and brand affinity.

Looking into 2026, we will continue to execute with focus and discipline, advancing our product innovation, content strength, and technology to further enhance user experience and learning effectiveness. While navigating an evolving environment, we remain committed to prudent operations and long-term sustainability, with the aim of creating enduring value for users and shareholders.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “During the quarter, we made solid progress in our international expansion with our global offerings gaining broader market recognition. Aha World, our open-ended, creativity-driven digital world designed to encourage exploration and imagination, delivered particularly strong performance. From Thanksgiving through the New Year period, daily active users (DAUs) on the U.S. Apple App Store increased by approximately 30%, highlighting the product’s growing appeal in the largest overseas market and its long-term growth potential. In addition, Reading Stars, the innovative reading product we developed in collaboration with Cricket Media, has quickly gained industry recognition for its high-quality content and innovative design. The product was recently honored with both the U.S. National Parenting Product Awards (NAPPA) and the Mom’s Choice Awards (MCA), demonstrating the strong endorsement of our products by the U.S. market.

Reflecting our confidence in the business and commitment to shareholder returns, our board of directors has approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per American Depositary Share (ADS), totaling approximately US$5.1 million. This marks the third consecutive year in which we have declared a special cash dividend, reflecting the structural sustainability of our financial performance.

Looking ahead, we are encouraged by our resilient business performance and believe our differentiated, content-driven portfolio positions us well to continue building our global presence and creating long-term value.”

Fourth Quarter 2025 Unaudited Financial Results

Revenues

Revenues were RMB190.7 million (US$27.3 million), compared with RMB232.7 million in the same period last year. The decrease in revenues was primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs for the quarter were 23.57 million, compared with 25.78 million in the same period last year. The decrease in MAUs was primarily due to the decline in China’s newborn population.

Cost of Revenues

Cost of revenues was RMB63.2 million (US$9.0 million), compared with RMB76.2 million in the same period last year. The decline in cost of revenues was in line with the decrease in revenues.

Gross Profit and Gross Margin

Gross profit was RMB127.5 million (US$18.2 million), compared with RMB156.4 million in the same period last year. Gross margin was 66.9%, compared with 67.2% in the same period last year.

Operating Expenses

Total operating expenses were RMB118.5 million (US$16.9 million), a decrease of 16.3% from RMB141.5 million in the same period last year.

Research and development expenses were RMB44.9 million (US$6.4 million), a decrease of 29.0% from RMB63.3 million in the same period last year, primarily due to savings in payroll-related expenses.

Sales and marketing expenses were RMB52.7 million (US$7.5 million), compared with RMB54.1 million in the same period last year.

General and administrative expenses were RMB20.8 million (US$3.0 million), a decrease of 13.7% from RMB24.1 million in the same period last year, primarily due to savings in payroll-related and other administrative expenses.

Operating Income

Operating income was RMB9.0 million (US$1.3 million), compared with RMB14.9 million in the same period last year.

Net Income

Net income was RMB15.4 million (US$2.2 million), compared with RMB26.5 million in the same period last year.

Basic and diluted net income per ADS were RMB0.30 (US$0.04) and RMB0.29 (US$0.04), respectively, compared with RMB0.51 and RMB0.49 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB219.9 million (US$31.4 million) as of December 31, 2025, compared with RMB283.3 million as of December 31, 2024.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,151.1 million (US$164.6 million) as of December 31, 2025, compared with RMB1,168.7 million as of December 31, 2024.

Fiscal Year 2025 Unaudited Financial Results

Revenues

Revenues were RMB807.0 million (US$115.4 million), compared with RMB922.2 million in fiscal year 2024. The decrease in revenues was primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs were 24.98 million, compared with 26.47 million in fiscal year 2024. The decrease in MAUs was primarily due to the decline in China’s newborn population.

Cost of Revenues

Cost of revenues was RMB259.4 million (US$37.1 million), compared with RMB282.0 million in fiscal year 2024. The decline in cost of revenues was in line with the decrease in revenues.

Gross Profit and Gross Margin

Gross profit was RMB547.6 million (US$78.3 million), compared with RMB640.2 million in fiscal year 2024. Gross margin was 67.9%, compared with 69.4% in fiscal year 2024. The decrease in gross margin was mainly due to the diversification and structural upgrades of the Company’s product portfolio.

Operating Expenses

Total operating expenses were RMB480.9 million (US$68.8 million), a decrease of 15.4% from RMB568.2 million in fiscal year 2024.

Research and development expenses were RMB208.4 million (US$29.8 million), a decrease of 15.9% from RMB247.8 million in fiscal year 2024, primarily due to savings in payroll-related expenses.

Sales and marketing expenses were RMB181.0 million (US$25.9 million), a decrease of 18.2% from RMB221.2 million in fiscal year 2024, primarily due to cost savings in marketing activities.

General and administrative expenses were RMB91.4 million (US$13.1 million), a decrease of 7.9% from RMB99.3 million in fiscal year 2024, primarily due to savings in payroll-related and other administrative expenses.

Operating Income

Operating income was RMB66.8 million (US$9.5 million), compared with RMB71.9 million in fiscal year 2024.

Net Income

Net income was RMB95.4 million (US$13.6 million), compared with RMB98.6 million in fiscal year 2024.

Basic and diluted net income per ADS were RMB1.86 (US$0.27) and RMB1.78 (US$0.25), respectively, compared with RMB1.88 and RMB1.82 in fiscal year 2024. Each ADS represents five Class A ordinary shares of the Company.

Special Cash Dividend

To deliver return of capital to shareholders, the Company’s board of directors (the “Board”) approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on April 17, 2026 New York Time, payable in U.S. dollars. The aggregate amount of the special dividend will be approximately US$5.1 million. The payment date is expected to be on or around May 8, 2026 and May 15, 2026 for holders of ordinary shares and holders of ADSs, respectively.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025, which was RMB6.9931 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines nearly three decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit: https://ir.ihuman.com/

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen Advisory

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: ihumangroup@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,123,292	1,151,120	164,608
Short-term investments	45,457	-	-
Accounts receivable, net	52,030	47,070	6,731
Inventories, net	23,475	21,388	3,058
Amounts due from related parties	2,051	4,314	617
Prepayments and other current assets	89,512	74,483	10,651
Total current assets	1,335,817	1,298,375	185,665
Non-current assets
Property and equipment, net	3,476	2,563	367
Intangible assets, net	16,429	17,634	2,522
Operating lease right-of-use assets	14,885	11,586	1,657
Long-term investment	26,333	26,333	3,766
Other non-current assets	22,701	11,864	1,696
Total non-current assets	83,824	69,980	10,008
Total assets	1,419,641	1,368,355	195,673

LIABILITIES
Current liabilities
Accounts payable	30,233	25,083	3,587
Deferred revenue and customer advances	283,251	219,913	31,447
Amounts due to related parties	1,734	1,066	152
Accrued expenses and other current liabilities	126,501	115,749	16,552
Dividend payable	2,164	-	-
Current operating lease liabilities	3,661	2,166	310
Total current liabilities	447,544	363,977	52,048
Non-current liabilities
Non-current operating lease liabilities	11,252	9,208	1,317
Total non-current liabilities	11,252	9,208	1,317
Total liabilities	458,796	373,185	53,365
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2024 and December 31, 2025; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 125,122,382 Class A shares issued and 111,541,887 outstanding as of December 31, 2025; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and December 31, 2025; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2024 and December 31, 2025)	185	186	27
Additional paid-in capital	996,657	960,641	137,370
Treasury stock	(26,296)	(43,483)	(6,218)
Statutory reserves	8,395	8,463	1,210
Accumulated other comprehensive income	24,009	16,134	2,307
Retained earnings (accumulated deficit)	(42,105)	53,229	7,612
Total shareholders’ equity	960,845	995,170	142,308
Total liabilities and shareholders’ equity	1,419,641	1,368,355	195,673

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	232,684	205,764	190,654	27,263	922,201	807,019	115,402
Cost of revenues	(76,243)	(65,134)	(63,198)	(9,037)	(282,048)	(259,409)	(37,095)

Gross profit	156,441	140,630	127,456	18,226	640,153	547,610	78,307

Operating expenses
Research and development expenses	(63,308)	(55,294)	(44,930)	(6,425)	(247,757)	(208,443)	(29,807)
Sales and marketing expenses	(54,109)	(45,720)	(52,715)	(7,538)	(221,230)	(180,969)	(25,878)
General and administrative expenses	(24,106)	(22,949)	(20,808)	(2,976)	(99,254)	(91,442)	(13,076)
Total operating expenses	(141,523)	(123,963)	(118,453)	(16,939)	(568,241)	(480,854)	(68,761)
Operating income	14,918	16,667	9,003	1,287	71,912	66,756	9,546
Other income, net	12,245	5,318	6,941	993	38,689	35,033	5,010
Income before income taxes	27,163	21,985	15,944	2,280	110,601	101,789	14,556
Income tax expenses	(682)	(400)	(534)	(76)	(12,012)	(6,387)	(913)
Net income	26,481	21,585	15,410	2,204	98,589	95,402	13,643

Net income per ADS:
- Basic	0.51	0.42	0.30	0.04	1.88	1.86	0.27
- Diluted	0.49	0.40	0.29	0.04	1.82	1.78	0.25

Weighted average number of ADSs:
- Basic	52,097,127	51,201,957	51,105,266	51,105,266	52,400,383	51,395,037	51,395,037
- Diluted	53,965,183	53,434,919	53,305,240	53,305,240	54,239,751	53,522,994	53,522,994

Total share-based compensation expenses included in:
Cost of revenues	18	8	6	1	106	31	4
Research and development expenses	273	87	98	14	1,303	362	52
Sales and marketing expenses	34	16	14	2	164	62	9
General and administrative expenses	229	85	83	12	1,251	267	38

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	14,918	16,667	9,003	1,287	71,912	66,756	9,546
Share-based compensation expenses	554	196	201	29	2,824	722	103
Adjusted operating income	15,472	16,863	9,204	1,316	74,736	67,478	9,649

Net income	26,481	21,585	15,410	2,204	98,589	95,402	13,643
Share-based compensation expenses	554	196	201	29	2,824	722	103
Adjusted net income	27,035	21,781	15,611	2,233	101,413	96,124	13,746

Diluted net income per ADS	0.49	0.40	0.29	0.04	1.82	1.78	0.25
Impact of non-GAAP adjustments	0.01	0.01	0.00	0.00	0.05	0.02	0.01
Adjusted diluted net income per ADS	0.50	0.41	0.29	0.04	1.87	1.80	0.26

Weighted average number of ADSs – diluted	53,965,183	53,434,919	53,305,240	53,305,240	54,239,751	53,522,994	53,522,994
Weighted average number of ADSs – adjusted	53,965,183	53,434,919	53,305,240	53,305,240	54,239,751	53,522,994	53,522,994